Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 27, 2018

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – March 7, 2018 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the second quarter ended January 27, 2018.

Net income was $9,511,000 in the second quarter of fiscal 2018 compared to $5,992,000 in the second quarter of the prior year. The second quarter of fiscal 2018 includes a $2,726,000 non-cash reduction in deferred tax expense as a result of the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). Excluding this item from the second quarter of fiscal 2018, net income increased 13% in the second quarter of fiscal 2018 compared to the prior year primarily due to the favorable impact of a reduction in the fiscal 2018 estimated effective tax rate to 33.5% as a result of the Tax Act.

Sales were $417,382,000 in the second quarter of fiscal 2018, an increase of 1.3% compared to the second quarter of the prior year.  Same store sales increased due to sales growth in recently remodeled and expanded stores in Chester and Stirling, inflation and increased promotional spending.  These increases were partially offset by two competitor store openings. The Company expects same store sales in fiscal 2018 to range from a 0.5% decrease to a 0.5% increase.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 26.90% in the second quarter of fiscal 2018 compared to 26.99% in the second quarter of the prior year primarily due to decreased patronage dividends from Wakefern, increased promotional spending and decreased departmental gross margin percentages partially offset by a favorable change in product mix.

Operating and administrative expense as a percentage of sales increased to 23.02% in the second quarter of fiscal 2018 compared to 22.90% in the second quarter of the prior year due primarily to payroll investments in service departments, training and other initiatives.

Net income was $12,528,000 in the six-month period of fiscal 2018 compared to $10,101,000 in the six-month period of the prior year. Fiscal 2018 includes a $2,726,000 non-cash reduction in deferred tax expense as a result of the Tax Act. Excluding this item, net income decreased 3% in the six-month period of fiscal 2018 compared to the prior year primarily due to higher operating and administrative expenses partially offset by the favorable impact of a reduction in the fiscal 2018 estimated effective tax rate to 33.5% as a result of the Tax Act.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 27, 2018	January 28, 2017	January 27, 2018	January 28, 2017

Sales	$417,382	$412,215	$803,856	$801,907

Cost of sales	305,097	300,977	587,691	586,021

Gross profit	112,285	111,238	216,165	215,886

Operating and administrative expense	96,066	94,393	188,358	185,524

Depreciation and amortization	6,386	6,233	12,621	12,296

Operating income	9,833	10,612	15,186	18,066

Interest expense	(1,102)	(1,114)	(2,207)	(2,230)

Interest income	864	648	1,764	1,335

Income before income taxes	9,595	10,146	14,743	17,171

Income taxes	84	4,154	2,215	7,070

Net income	$9,511	$5,992	$12,528	$10,101

Net income per share:
Class A common stock:
Basic	$0.74	$0.47	$0.97	$0.80
Diluted	$0.66	$0.42	$0.87	$0.71

Class B common stock:
Basic	$0.48	$0.31	$0.63	$0.52
Diluted	$0.48	$0.31	$0.63	$0.52

Gross profit as a % of sales	26.90%	26.99%	26.89%	26.92%
Operating and administrative expense as a % of sales	23.02%	22.90%	23.43%	23.14%